UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                   FORM 5

            ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   ( ) Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

   (X)  Form 3 Holdings Reported.

   (X)  Form 4 Transactions Reported.

   1.   Name and Address of Reporting Person:

        Patrick J. Straka
        W393 N5795 Mary Lane
        Oconomowoc, WI  53066

   2.   Issuer Name and Ticker or Trading Symbol:

        Central Illinois Bancorp, Inc. (not listed)

   3.   IRS or Social Security Number of Reporting Person (Voluntary):


   4.   Statement for Month/Year:

        December, 1998

   5.   If Amendment, Date of Original (Month/Year):


   6. Relationship of Reporting Person(s) to Issuer (Check all applicable):

        ( ) Director ( ) 10% Owner (x) Officer (give title below) ( ) Other (specify below)
        Senior Vice President - Audit and Chief Investment Officer

   7.   Individual or Joint/Group Filing (Check Applicable Line):

        (x) Form filed by One Reporting Person
        ( ) Form filed by More than One Reporting Person



               Table I -- Non-Derivative Securities Acquired,
                     Disposed of, or Beneficially Owned


                                                                                     5. Amount of
                                                                                      Securities
                                                                                     Beneficially     6.  Owner-
                2. Trans-                                                            Owned at End     ship Form:    7.  Nature of
                  action                                                               of Month       Direct (D)       Indirect
 1.  Title of      Date                             4.  Securities Acquired (A)                         or In-        Beneficial
   Security      (Month /    3. Transaction Code         or Disposed of (D)          (Instr. 3 and    direct (I)      Ownership
  (Instr. 3)    Day/Year)        (Instr. 8)             (Instr. 3, 4 and 5)               4)          (Instr. 4)      (Instr. 4)
  -----------   ----------   ------------------     ----------------------------    --------------    ----------      ------------

                              Code         V         Amount    (A)or(D)    Price

Common Stock    12/31/98    4                        20.75       A                   20.75             I              By ESOP

Common Stock                3                        32 (1)                          32 (1)            I              By SIG, a
                                                                                                                      general
                                                                                                                      partnership

Common Stock                3                        10 (1)                          10 (1)            I              By Straka &
                                                                                                                      Straka, a
                                                                                                                      general
                                                                                                                      partnership

Common Stock                3                        15 (1)                          15 (1)            I              By Straka, &
                                                                                                                      Straka, a
                                                                                                                      general
                                                                                                                      partnership

/TABLE

                Table II -- Derivative Securities Acquired,
                     Disposed of, or Beneficially Owned
       (e.g., puts, calls, warrants, options, convertible securities)


                                                                                                   9.
                                                                                                Number of      10.
                                                5.                                                Deri-     Ownership
               2.                           Number of                                            vative     Form of
            Conver-                        Derivative       6.                                  Securities   Deriva-
    1.      sion or      3.                Securities      Date            7.            8.      Benefi-      tive         11.
  Title     Exercise   Trans-       4.    Acquired (A)   Exercis-        Title         Price      cially    Security:    Nature
 of Deri-   Price of   action     Trans-   or Disposed   able and     and Amount of    of Deri-   Owned    Direct (D)   of Indirect
  vative    Deriva-     Date      action     of (D)     Expiration     Underlying      vative    at End     or In-      Beneficial
 Security    tive     (Month/     Code    (Instr. 3,   Date (Month/   Securities      Security   of Month   direct (I)   Ownership
(Instr. 3)  Security  Day/Year) (Instr. 8)  4 and 5)    Day/Year)    (Instr. 3 and 4) (Instr. 5) (Instr. 4) (Instr. 4)  (Instr. 4)
----------  --------  --------- ----------------------  ------------ ---------------- ---------- ---------- ---------   ----------

                                Code    V    (A) (D)    Date  Expir-    Title  Amount or
                                                        Exer- ation            Number of
                                                        cis-  Date             Shares
                                                        able

Employee   $1,978.10  4/30/97   3 (2)                   (2)   4/30/07  Common    24                24         D
Stock Option                                                           Stock
(right to
buy) (2)

Employee   $1,960.56  2/25/98   3 (3)                   (3)   2/25/08  Common    61                61         D
Stock Option                                                           Stock
(right to
buy) (3)


     Explanation of Responses:


   (1) The reporting person's beneficial ownership in these shares was not reported on the reporting person's Form 3, dated June 29, 1998.
        The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

   (2) The officer stock option dated 4/30/97 vests in five equal annual installments which began on April 30, 1998.

   (3) The officer stock option dated 2/25/98 vests in five equal annual installments beginning on February 25, 1999.


   SIGNATURE OF REPORTING PERSON:




   Patrick J. Straka



   DATE: February 15, 1999